July 12, 2012

David D. Barr, Esquire
Vice President
Eaton Vance Management
Two International Place
Boston, Mass. 02110


Re: Eaton Vance Series Fund, Inc.
File Nos. 333-182175; 811-22714


Dear Mr. Barr:

    We have reviewed the registration statement on Form N-1A for Eaton Vance Series Fund, Inc. (the "Corporation"), filed with the Commission on June 15, 2012. The registration statement seeks to register shares of the Corporation with respect to its initial series, Eaton Vance Institutional Emerging Markets Local Debt Fund (the "Fund"). We have the following comments.

Prospectus

       Front Cover

1.   Please remove "non-diversified" from the front cover, as per Item 1 of Form N-1A.

       Fund Summary

2.   The Fund will invest significantly in derivatives. Please disclose the maximum amount of assets that will be invested in derivatives, given the Fund will invest in three general areas. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used for hedging and speculation. In general, <u>see</u> Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

3.   Please explain in the prospectus what is meant by "total return," and how the Fund
      achieves income and capital appreciation.

4.   The Fund will invest in derivative instruments, denominated in or "based" on the
      currencies, interest rates, or issues of, emerging market countries.   Please explain
      how these derivatives are sufficiently tied economically to emerging market
      countries. Also, please confirm that "Local Debt" means denominated in the local
      currency of the emerging market countries.

5.   The Fund will invest in a "wide variety of derivatives" and the Fund's "use of
      derivatives may be extensive." Please disclose all principal investment strategies
      regarding derivatives.

6.   Please disclose, when the term is first used, that "below investment grade"
      instruments are considered "junk." Please disclose any percentage limitation on
      investments in junk.

      Fee and Expenses of the Fund

7.   The fee table includes a line item for 12b-1 fees, with the amount listed as "None."
      Please confirm that the Fund has not adopted a plan for distribution fees.

      Principal Investment Strategies

8.   The prospectus states that the Fund's investments may be highly concentrated in a
      geographic region or country. Please disclose the Fund's concentration policy.

9.   The prospectus states that countries such as Greece, Portugal, Italy, and Ireland are
      not considered emerging by the Fund's advisor. Please clarify how the adviser makes
      this determination, given that some of the factors the advisor considers are "the
      country's political and economic stability and the development of its financial and
      capital markets." Also, please disclose what is meant by "other countries may be
      considered to be emerging markets." And, what percentage of assets will be invested
      in "frontier market countries."

10.   Please clarify how the Fund could have 30% of its assets exposed to a long euro
      position, yet the Fund has a policy of an 80% investment in emerging market local
      currency test. Also, please disclose whether 80% of the Fund's net assets includes
      borrowing for investment purposes.

11.   The prospectus states that the Fund will invest in "securities denominated in
      currencies of emerging markets." Please disclose that the 80% investment will be in
      "debt" securities and not "equity" securities. The last sentence in this section of the
      prospectus states: "For purposes of determining compliance with the Fund's assets

tests, the absolute value of the notional amount of long and short derivative positions is included." This is an inaccurate statement because the asset test is not an exposure test, therefore, please delete the sentence.

Principal Risks

12.   The prospectus states that a foreign market investment risk would include the Fund's shares being adversely affected by changes in currency exchange rates and political, economic market developments abroad. Please briefly describe the current economic situation in Europe, including a brief description of the current status of the euro. Also, please clarify whether investing in long and short positions (in euros) does not warrant a specific principal risk.

13.   Please add a separate risk factor regarding counterparty risk. Include what creditworthiness standard the Fund will employ when selecting counterparties.

14.   Please disclose whether the Fund will maintain its liquidity requirement by investing in liquid derivatives. If appropriate, please add a section regarding liquidity risk.

15.   Please list all principal strategies and risks from the Fund's use of leverage, and confirm that leveraging is discussed as a principal strategy.

Investment Objectives & Principal Policies and Risks

16.   Please clarify whether number (iii) of the Fund's 80% Policy references derivatives based on interest rates that are in the denomination of the local emerging markets' currency.

17.   Please disclose how the Fund will maintain its liquidity requirement in light of the Fund investing extensively in derivatives.

18.   The prospectus states that the Fund will borrow through reverse repurchase agreements. Please confirm that the fee table includes the estimated interest exposure on borrowings by the Fund and state that a reverse repurchase agreement is a loan. Also, disclose what percentage the Fund will invest in reverse repurchase agreements. The prospectus states, in the section titled "Repurchase Agreements": "The Fund's investments in repurchase agreements are subject to the requirements of the Investment Company Act of 1940, as amended." Please clarify this statement by disclosing what 1940 Act requirements apply to repurchase agreements.

19.   The section titled "Pooled Investment Vehicles," states that the Fund may invest in "high quality short-term instruments or an affiliated investment company that invests in such instruments." Please clarify to what extent investments will be made in affiliated investment companies and whether a line item regarding Acquired Fund Fee and Expenses ("AFFE") should be included in the fee table. Please clarify whether

investments in pooled investment vehicles are anticipated, whether this would require an AFFE line item, and whether pooled vehicles include hedge funds. If so, we may have additional comments.

20.   Please confirm that each foreign government is an industry for purposes of concentration. Please state what percentage of assets the Fund may invest in any one country.

Valuing Shares

21.   Please disclose the Fund's procedures in valuing foreign emerging market securities, and disclose what happens if the foreign market has closed, but an event occurs prior to 4:00 p.m. eastern time.

Statement of Additional Information

22.   The Fund's borrowing policy states that it may borrow up to an amount permitted by the 1940 Act. Disclose in narrative text following the enumerated fundamental policies what is currently permitted or prohibited under the 1940 Act.

23.   In number (6) of the Investment Restrictions, please add the phrase "or group of industries" after the phrase "in any particular industry." Also, disclose that privately issued mortgage backed securities are an industry (in addition to each foreign government). Please add that there are several industry classifications for the purpose of determining concentration. Also, please disclose whether "borrowings" in connection with number (1) includes reverse repurchase agreements.

24.   Please inform the staff the rationale for having the boxed table showing which investments are permitted for or relevant to the Fund, given that this is a stand-alone SAI.

25.   The paragraph prior to the section titled "Management and Organization" addresses the Fund's borrowing policy and limitations on investing in illiquid securities. Please also indicate that there is a requirement to reduce borrowing within three days (excluding Sundays and holidays) to meet the liquidity requirement.

Additional Information About Investment Strategies

26.   Please disclose how much the Fund will "cover" or "segregate" for credit default swaps and total return swaps, and whether it will be for the full notional value.

Taxes

27.   Please clarify what is meant by "Portfolio" and "Subsidiary" in the discussion of "Other Taxes - Changes in Taxation."

General Comments

28.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

29.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no change will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel